UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934

and Rule 14f-1 thereunder

STUDIO II BRANDS, INC.

(Exact name of registrant as specified in its corporate charter)

Florida	0-50000	65-0664963
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

16F/ Honest Motors Building 9-11 Leighton Road Causeway Bay, Hong Kong (Address of principal executive offices)

(852) 2890-1818 (Issuer's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHODLERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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STUDIO II BRANDS, INC.

16F/ Honest Motors Building

9-11 Leighton Road

Causeway Bay, Hong Kong

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of Studio II Brands, Inc. (the "Company") as a result of the appointment of three new members to the Board to fill vacancies created by an increase in the number members of the Board.

This Information Statement is being mailed on or before December 17, 2010, to all persons who are holders of record of the Company's common stock as of November 18, 2010.  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Action by Board of Directors

Prior to November 19, 2010, the Board of the Company consisted of two members.  On November 19, 2010, the Board approved action to increase the number of its members to a total of five, thereby resulting in the creation of three vacant positions.  In accordance with Section 3.1 of the Company’s Bylaws, on November 19, 2010, the Board appointed Yam Kee Cheong, Chan Tak Hing and Gary S Joiner to fill the vacant positions created by the increase in the number of members of the Board. .

VOTING SECURITIES OF THE COMPANY

As of November 18, 2010, the Company had 3,745,676 shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. The sole class of equity securities of the Company that is issued and outstanding is the common stock.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer. The executive officers are elected annually by the Board of Directors. The directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position Held and Tenure
Cheung Ming	50	CEO, CFO and Director
Cheung Sing	48	Director

Biographical Information

Cheung Ming - Mr. Cheung Ming is 50 years old.  Mr. Cheung Ming currently serves as the President, Chief Executive Officer and as a Director of the Company.  In addition to his work with the Company, Mr. Cheung Ming also serves as the Chief Executive Officer of Hengli & Liqi Furniture Limited, a Hong Kong corporation that specializes in furniture production.  Mr. Cheung Ming is responsible for the overall business development of the Company.  Mr. Cheung Ming has 27 years of experience in the area of retail business in China, Hong Kong and Taiwan.

Cheung Sing – Mr. Cheung Sing is 48 years old.  Mr. Cheung Sing currently serves as a Director of the Company.  In addition to his work with the Company, from January 2003 to the present, Mr. Cheung Sing, has been the Vice President of Hengli & Liqi Furniture Limited which is located in Hong Kong and is in the business of manufacturing indoor furniture.  As Vice President of Hengli & Liqi, Mr. Cheung Sing is responsible for product developments, sales presentation, order executions and customer relations.  From June 2000 to December 2002, Mr. Cheung Sing served as the Director of Operations of China Merchandise Company Limited (CMCL) which is located in Ningbo, China and is in the business of manufacturing outdoor furniture.  As Director of Operations of CMCL, Mr. Cheung Sing was responsible for marketing and sales, order executions and the administration of the office in Ningbo.

Cheung Ming and Cheung Sing are brothers.

NOMINEES TO BECOME COMPANY DIRECTORS

The following table sets forth the name and age of the persons expected to be appointed as directors of the Company as a result of the change of control which occurred pursuant to the stock purchase described herein between Buyer and Seller:

Name	Age	Position Held and Tenure
Mr. Yam Kee Cheong	55	Nominee for Director
Mr. Chan Tak Hing	59	Nominee for Director
Mr. Gary S. Joiner	60	Nominee for Director

The directors named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein regarding the appointment of new directors as a result of the change of control, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Yam Kee Cheong – Mr. Yam is 55 years old and currently serves as a Director of the Company. Mr. Yam was admitted as a solicitor of Hong Kong in 1994.  He later established his own solicitors firm, Messrs Johnnie Yam, Jacky Lee & Co. in 1997 and present.  Mr. Yam was also admitted as a solicitor of England and Wales.  Mr. Yam has also obtained LL.B. of University of London, LL.B. of Peking University and LLD of China University of Political Science and Laws.

Chan Tak Hing – Mr. Chan is 59 years old and currently serves as the Executive Chef and a Director of the Company and is responsible for the management of kitchen operations.  Mr. Chan has 30 years experiences of Chinese and Western style cuisine and kitchen management.  Prior to joining the Company, Mr. Chan served various styles of Chinese and Western restaurants included Chinese traditional style and hotpot restaurants, western style bistros and restaurants.

Gary Joiner – Mr. Joiner is 60 years old and is currently the President and a shareholder of the Boulder, Colorado law firm of Frascona, Joiner, Goodman and Greenstein, where he has practiced law since 1978, specializing in corporate, securities and business law.  Mr. Joiner has a B.S degree from Northwestern University and both a JD and LLM in Tax from the University of Denver.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

The Company’s Board does not have any established committees. All Board functions are performed by the Board of Directors as a whole.

Audit Committee

The Company does not currently have an Audit Committee or an Audit Committee charter.  The Board of Directors as a whole serves as the audit committee.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on its Audit Committee.

Nominating Committee

The Company does not currently have a Nominating Committee.

Compensation Committee

The Company does not currently have a Compensation Committee.

Board and Committee Meetings; Attendance at 2007 Annual Meeting

During the fiscal year ended March 31, 2010, the Board did not have any formal meetings.  The Company did not hold an annual meeting during the fiscal year ended March 31, 2010, and does not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board.  However, stockholders can send communications to the Board through the Company office. The Company’s office address is: 16F/ Honest Motors Building, 9-11 Leighton Road Causeway Bay, Hong Kong.  It’s telephone number is: (852) 2890 1818

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission.  Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.  The Company believes that, during the fiscal year ended March 31, 2010, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were satisfied.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the end of the Company's most recent fiscal year, certain information with respect to the common stock beneficially owned by (i) each director and executive officer of the Company, (ii) each person who is a nominee to the Board of Directors of the Company; (iii) each person who owns beneficially more than 5% of the common stock; and (iii) all directors and executive officers as a group:

Title and Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Cheung Ming (1) 16/F Honest Motors Building, 9-11 Leighton Road, Causeway, Hong Kong	3,273,000	87.38%
Common	Cheung Sing (1) Unit 2802-3, 28?F, Tower 2, Ever Gain Plazz No. 88 Container Port Road Kwai Chung, N.T. Hong Kong	0	0.00%
Common	Yam Kee Cheong (2) Flat 706, Blk 2, Heng Fa Cheun Chai Wan, Hong Kong	0	0.00%
Common	Chan Tak Hing (2) RM C, Flat L, 8/F, Malahon Apartments 501-515 Jeffe Road, Wanchai, Hong Kong	0	0.00%
Common	Gary S. Joiner (2) 4750 Table Mesa Drive Boulder, CO 803052	0	0.00%
	All directors and executive officers (2 persons)	3,273,000	87.38%

(1)

The person listed is currently an officer, a director, or both, of the Company.

(2)

The person listed is nominated to become an officer, a director, or both, of the Company.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director received any remuneration or compensation from the Company for the fiscal years ended March 31, 2009 and 2010. The Company currently has no stock option, retirement, pension, profit-sharing programs or similar plans for the benefit of its directors, officers or other employees.

The Company has no written employment agreements with any of its officers or directors.

The Company anticipates that it will pay compensation to its officers and directors in the future although no final determinations have been made as of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

There were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Indemnification of Officers and Directors

The Company's Articles of Incorporation and Bylaws do not include provisions requiring the Company to provide indemnification for officers, directors, and other persons. However, under the terms of the Florida Business Corporation Act, the Company has the power to indemnify any person who is or was a party to any proceeding by reason of the fact that he or she is or was serving as an officer, director, employee or agent of the Company. The Company may not provide such indemnification unless the person seeking it acted in good faith, and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Director Independence

The NASDAQ Stock Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the Company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  Significant stock ownership will not, by itself, preclude a board finding of independence.

For NASDAQ Stock Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or

6.

is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that Cheung Ming is not an independent director under these rules because he is also employed by the Company as its CEO and CFO and Cheung Sing is not an independent director because he is the brother of Cheung Ming.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

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By Order of the Board of Directors,

/s/ Cheung Ming
Cheung Ming, Director

December 17, 2010